Exhibit 99.1

FOR IMMEDIATE RELEASE - January 7, 2010 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES APPOINTMENT OF NEW CEO

Petroflow Energy Ltd. (“Petroflow” or the “Company”) is pleased to announce the appointment of Mr. Kyle R. Miller to the position of Chief Executive Officer of the Company, effective January 6, 2010.

Mr. David Elgie, Chairman of the Company stated, “Mr. Miller brings a wealth of industry experience and leadership to Petroflow. The Board is very pleased Mr. Miller has accepted the position of CEO.”

Mr. Miller stated, “I am very excited about this opportunity.”

The Company will be closing its Calgary office and transitioning the corporate headquarters to Denver, Colorado. Mr. Miller will be working out of the Denver office.

For further information, please contact:

Petroflow Energy Ltd.	Petroflow Energy Ltd.
Sanford Andrew, President & COO	Tucker Franciscus, Interim CFO
307.277.2145	303.296.7070
www.petroflowenergy.com	www.petroflowenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.